Exhibit (a)(5)(i)

EFiled: Apr 11 2016 05:52PM EDT Transaction ID 58780406 Case No. 12194-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE GEORGE LEON FAMILY TRUST and DR. ROBERT A. CORWIN on behalf of themselves and on behalf of all others similarly situated,

Plaintiffs,
C.A. No.

v.

ANDREW SILBERFEIN, MICHAEL HEGARTY, CHRISTOPHER HALEY, DAVID KRUTH, MICHAEL MULLEN, BROOKFIELD ASSET MANAGEMENT INC., BROOKFIELD PROPERTY PARTNERS L.P., BSREP II RETAIL POOLING LLC, BSREP II RETAIL HOLDINGS CORP., BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A L.P., BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-A (ER) L.P., BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-B L.P., BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C L.P., BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II-C (ER) L.P., and BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II BPY BORROWER L.P.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs the George Leon Family Trust and Dr. Robert A. Corwin (“Plaintiffs”), by and through their undersigned counsel, bring this stockholder class action on behalf of themselves and other public stockholders of Rouse Properties, Inc. (“Rouse” or the “Company”), a Delaware corporation, against Andrew Silberfein, Michael Hegarty, Christopher Haley, David Kruth, and Michael Mullen (collectively, the “Special Committee); and against Brookfield Asset Management Inc., Brookfield Property Partners L.P., BSREP II Retail Pooling LLC, BSREP II Retail Holdings Corp., Brookfield Strategic Real Estate Partners II-A L.P., Brookfield Strategic Real Estate Partners II-A (ER) L.P., Brookfield Strategic Real Estate Partners II-B L.P., Brookfield Strategic Real Estate Partners II-C L.P., Brookfield Strategic Real Estate Partners II-C (ER) L.P., and Brookfield Strategic Real Estate Partners II BPY Borrower L.P. (collectively, “Brookfield” or the “Brookfield Parties”).

Plaintiffs allege breaches of fiduciary duties and aiding and abetting thereof in connection with the Brookfield Parties’ attempt to acquire Rouse in a transaction announced February 25, 2016 (the “Proposed Transaction”) at an unfair price and to the detriment of the Company’s public stockholders. Plaintiffs allege the following based upon knowledge as to themselves, and upon information and belief, including the investigation of Plaintiffs’ counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1.                                      This action involves a disloyal attempt by a 33.5% stockholder (and recent majority holder) to take private a public company at an unfair price while the company is trading at depressed prices, and through a fatally conflicted and tainted evaluation process.

2.                                      The Brookfield Parties have historically dominated Rouse. The Brookfield parties owned 40% of the Company’s stock when it was spun out in 2012 and then used cash that was largely provided by Rouse to increase its stake to 54% through a rights offering without paying a control premium. All directors were nominated to the Board while Rouse owned between 40% and 54% of Rouse’s outstanding stock. The Brookfield Parties have since then partially sold down their equity to approximately 33.5%.

3.                                      The Brookfield Parties have intimate knowledge of the financial health of the Company and its future prospects through their loyalists on the Board. The Brookfield Parties took advantage of this inside knowledge to time a low-priced takeover bid when the Company’s stock price had temporarily dipped to a near four-year low. To that end, on January 16, 2016—just one day after Rouse shares traded at their lowest price since June 2012— the Brookfield Parties made an offer to acquire the Company for $17 per share in cash, despite the fact that Rouse’s stock was trading above $18 per share barely two months earlier.

4.                                      In response, the Board formed a special committee, consisting of all five directors who were not direct Brookfield representatives (the “Special Committee”), to handle the Company’s response to the proposal. The Special Committee was given full authority to not only negotiate with Brookfield, but to also pursue an alternative transaction if that would maximize value for the stockholders. The Special Committee, however, ran a perfunctory process in a futile attempt to put a gloss of independence on an eventual, preordained transaction with Brookfield.

5.                                      The Special Committee’s failure to meet its Revlon duties is not surprising, given that it was tainted by conflicts and incapable of impartially representing Rouse’s public stockholders. Most significantly, the Special Committee included the Company’s CEO, who owes his current livelihood—and his future livelihood—to Rouse and Brookfield. It also included a director, Michael Hegarty (“Hegarty”), who was nominated to the Board when the Brookfield Parties owned 54% of Rouse’s outstanding stock while he was also a director of another Brookfield-controlled company, Brookfield Office. Notably, Hegarty was deemed to not be independent from the Brookfield Parties when they took Brookfield Office private in 2014. His eligibility to be independent in this transaction is similarly flawed.

6.                                      Moreover, the Special Committee knew seeking an alternative buyer for Rouse was futile, but engaged in a perfunctory process designed to provide the Proposed Transaction with a false air of fairness and independence. In fact, not only did the Special Committee determine that a post-signing go-shop would likely be futile, in part given Brookfield’s dominant ownership stake, potential bidders expressed the same concern in declining to participate in a sales process. These fears, combined with Brookfield’s refusal to agree to structural protections that would help create an open and fair process, meant no buyer other than Brookfield could realistically acquire the Company.

7.                                      Thus, in the six weeks from the Brookfield Parties’ proposal to the signing of the merger agreement (“Merger Agreement”), the Special Committee managed to get the Brookfield Parties to raise their offer by a mere 7%, to $18.25 per share. But even that increase is largely illusory, as the Special Committee agreed to credit Brookfield with any dividend paid prior to closing. If Rouse were to pay just its normal quarterly dividend, the price increase the Special Committee obtained drops to a meager 5%. That negligible gain could even be eliminated by the Merger Agreement’s requirement that Rouse pay a Closing Dividend in an amount to be determined by the Brookfield Parties.

8.                                      The Brookfield Parties are attempting to squeeze out the Company’s public stockholders at an unfair price and pursuant to an unfair process. We believe Brookfield is a controlling stockholder, and thus the Proposed Transaction is subject to entire fairness review. However, even if Brookfield is ultimately determined not to be a controlling stockholder, the process run by the Special Committee cannot pass muster under Revlon.

9.                                      Unless the Court intervenes to protect Rouse’s stockholders, they will be irreparably harmed by having forever lost the chance to receive the highest price achievable in a fair and open sales process. Moreover, in light of recent judicial rulings, unless stockholders obtain relief before the stockholder vote on the Proposed Transaction, they may be precluded from ever holding the Defendants accountable for the damage they caused.

PARTIES

10.                               Plaintiff the George Leon Family Trust is, and has been at all relevant times, a stockholder of Rouse common stock.

11.                               Plaintiff Dr. Robert A. Corwin is, and has been at all relevant times, a stockholder of Rouse common stock.

12.                               Defendant Andrew Silberfein (“Silberfein”) has served as the President and CEO of Rouse since January 2, 2012 and as a director since the Spin-Off from General Growth Properties, Inc. (“GGP”).

13.                               Defendant Michael Hegarty (“Hegarty”) has served as a director of Rouse since November 1, 2012. Hegarty also served as a director of Brookfield

Office Properties, Inc. (“Brookfield Office”), an affiliate of the Brookfield Parties, until it was acquired by Brookfield Property Partners L.P. on June 9, 2014.

14.                               Defendant Christopher Haley (“Haley”) has served as a director of Rouse since the Spin-Off from GGP on January 12, 2012.

15.                               Defendant David Kruth (“Kruth”) has served as a director of Rouse since the Spin-Off from GGP on January 12, 2012.

16.                               Defendant Michael Mullen (“Mullen”) has served as a director of Rouse since the Spin-Off on January 12, 2012.

17.                               The Defendants referred to in ¶¶ 11-15 above are collectively referred to herein as the “Individual Defendants” or the “Special Committee.”

18.                               Defendant Brookfield Asset Management Inc. (“BAM”) is a global alternative asset manager focused on real estate, infrastructure, and renewable power with approximately $225 billion in assets under management. BAM is incorporated in Canada and is publicly traded on the New York Stock Exchange, Toronto Stock Exchange, and Euronext Amsterdam Exchange under the ticker symbols “BAM,” “BAM.a,” and “BAMA,” respectively.

19.                          Defendant Brookfield Property Partners L.P. (“BPY”) is a global commercial property company that owns, operates, and invests in high quality office, retail, industrial, hotel, and other real estate assets. Through BAM’s ownership of BPY’s general partner, BPY is externally managed by BAM, which, as of March 17, 2015, also owns 61% of BPY’s outstanding limited partner units on a fully exchanged basis. BPY is incorporated in Bermuda and is publicly traded on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbols “BPY” and “BPY.UN” respectively.

20.                               Defendant BSREP II Retail Pooling LLC (“Parent”) is a Delaware limited liability company and an affiliate of BAM.

21.                               Defendant BSREP II Retail Holdings Corp. (“Acquisition Sub”) is a Delaware Corporation and a wholly owned subsidiary of Parent.

22.                               Defendant Brookfield Strategic Real Estate Partners II-A L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement.

23.                               Defendant Brookfield Strategic Real Estate Partners II-A (ER) L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement.

24.                               Defendant Brookfield Strategic Real Estate Partners II-B L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement.

25.                               Defendant Brookfield Strategic Real Estate Partners II-C L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement.

26.                               Defendant Brookfield Strategic Real Estate Partners II-C (ER) L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement.

27.                               Defendant Brookfield Strategic Real Estate Partners II BPY Borrower L.P. is a Delaware limited partnership and a guarantor of certain of Parent’s and Acquisition Sub’s obligations under the Merger Agreement. The Merger Agreement identifies this entity as “Brookfield Strategic Real Estate Partners BPY Borrower L.P., a Delaware limited partnership.” However, that appears to be a typographical error as an entity with that precise name is not registered with the Delaware Department of State.

28.                               The Defendants referred to in ¶¶ 18-27 above are collectively referred to herein as the “Brookfield Parties.”

RELEVANT NON-PARTIES

29.                               Non-Party Rouse Properties, Inc. is a real estate investment trust (“REIT”) with a portfolio of 36 malls and retail centers across 21 states and encompassing 25.2 million square feet. Rouse is headquartered in New York City and its common stock is traded on the New York Stock Exchange under the ticker symbol “RSE.” Rouse is incorporated in Delaware.

30.                               Non-Party Jeffrey Blidner (“Blidner”) has served as a director of Rouse since the Spin-Off from GGP on January 12, 2012. Blidner serves as a

Senior Managing Partner of BAM and is responsible for strategic planning as well as transaction execution. Blidner also serves as the CEO of Brookfield’s Private Funds Group, and as a director of BAM, Brookfield Infrastructure Partners, and BPY.

31.                               Non-Party Richard Clark (“Clark”) has served as a director and the Chairman of Rouse since November 1, 2012. Clark has been a Senior Managing Partner and the CEO of the Brookfield Property Group, the real estate arm of BAM, since 2008. Clark is also the CEO and Chairman of BPY. Previously, Clark served as the CEO of Brookfield Office from February 2002 to June 2012. Clark was serving as Brookfield Office’s Chairman when it was acquired by BPY in June 2014. He has been employed by the BAM Real Estate Group and its predecessors and affiliates since 1984. Clark has also served on the board of GGP since November 2010, including at the time of the Spin-Off. Clark serves as the Chair of the Rouse Board Compensation Committee.

32.                               Non-Party Brian Kingston (“Kingston”) has served as a director of Rouse since May 3, 2013. Kingston is a Senior Managing Partner of BAM and has been the President and CIO of the Brookfield Property Group since December 2012. Kingston has held various positions at affiliates of the Brookfield Parties since January 2001. Kingston was also serving as a director of Brookfield Office when it was acquired by BPY.

33.                               According to the Merger Agreement, Blidner, Clark, and Kingston were considered “affiliated directors,” and they recused themselves from the Board vote to approve the Proposed Transaction. To the extent that discovery confirms that Blidner, Clark, and Kingston did not have a substantive and material role in the Special Committee’s process or the approval of the Proposed Transaction, they are named herein as relevant non-parties.

SUBSTANTIVE ALLEGATIONS

A.                                    Background of the Brookfield Parties’ Domination of Rouse

34.                               Until early 2012, Rouse was a wholly owned subsidiary of GGP. The Brookfield Parties and their affiliates owned approximately 40% of GGP and thus had the ability to exercise control over the composition of Rouse’s Board. The Brookfield Parties had the right to designate three of GGP’s eight directors, dating from the time they helped lead GGP out of bankruptcy in 2009.

35.                               On January 12, 2012, GGP distributed 100% of Rouse’s voting stock to GGP stockholders through a pro rata dividend whereby GGP stockholders received 0.0375 shares of Rouse for each share of GGP stock it owned. GGP retained a 1% non-voting interest in the Company.

36.                               The Brookfield Parties’ influence on the composition of the Rouse Board was demonstrated in their selection of Defendants Silberfein, Haley, Kruth, and Mullen to join the Board upon completion of the Spin-Off.

37.                               Moreover, the Brookfield Parties also caused three of their designess to join the Rouse Board after the Spin-Off. Their current direct representatives on the Rouse Board are Blidner, Clark, and Kingston.

38.                               The Brookfield Parties increased their ownership of Rouse to 54% of the outstanding shares on March 16, 2012, through the Brookfield Parties’ exercise of their subscription rights in full, their oversubscription privilege, and their overallotment rights in Rouse’s rights offering shortly following the Spin-Off. The Brookfield Parties obtained majority control over Rouse without ever paying a control premium to Rouse’s public investors.

39.                               The Brookfield Parties maintained an absolute majority control of the Company until November 2013. Though they reduced their ownership of the Company’s outstanding shares to approximately 33.5%, they still dominate Rouse.

40.                               Rouse acknowledges the Brookfield Parties’ significant influence over Rouse’s future in its Annual Report on Form 10-K filed with the SEC on March 9, 2015:

Our substantial stockholder may exert influence over us that may be adverse to our best interests and those of our other stockholders.

As of December 31, 2014, Brookfield beneficially owned approximately 33.6% of our common stock (based on their publicly reported holdings). The concentration of ownership of our outstanding common stock held by our substantial stockholder may make some transactions more difficult or impossible without the support of Brookfield. The interests of Brookfield could conflict with or differ from the interests of our other stockholders. For example,

Brookfield’s concentration of ownership could allow Brookfield to influence our policies and strategies and could delay, defer or prevent a change of control or impede a merger, takeover or other business combination that may otherwise be favorable to us and our other stockholders. Brookfield may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

B.                                    BAM’s History Of Exploiting Its Control Over Entities In Which It Owns A Minority Economic Interest

41.                               The Brookfield Parties’ control of Rouse with a less than absolute majority control position should come as no surprise: it is BAM’s business model.

42.                               Roddy Boyd, the well-known investigative reporter with the Southern Investigative Reporting Foundation (“SIRF”) who exposed the alleged fraud involving Valeant Pharmaceuticals and affiliated special pharmacies, shed light on the BAM business model in his March 11, 2013 report titled “The Paper World of Brookfield Asset Management.”

43.                               Boyd reported that “Brookfield bears a pyramidal control structure, a design that U.S. regulators have frowned on since the 1930s. Simply stated, this type of structure lets a small group of shareholders exercise control of a business without putting a proportionate amount of capital at risk. ... For the shareholders outside of the control group—even if their capital is doing most of the buying— their influence upon the board of directors is perpetually limited, no matter how much they have invested.”

44.                               The true controllers of BAM are hidden from public view:

Here’s how Brookfield’s pyramidal control structure works: Partners Limited, a private holding company with 45 equity holders (a mix of current and former Brookfield officers, with just eight publicly named) owns slightly more than 20 percent of Brookfield’s Class A shares via a combination of trusts and direct holdings valued at more than $4.7 billion. Partners Limited also owns 100 percent of Brookfield’s 85,120 Class B shares, allowing it to elect 50 percent of Brookfield’s board of directors. Owning just 20 percent of the Class A shares but electing half of Brookfield’s board, those who run the almost invisible Partners Limited end up with effective control over all Brookfield’s operations and governance, and anyone else who happens to be a Brookfield shareholder with a gripe cannot do much but grin and bear it.

45.                               That pyramidal structure allows BAM to do exactly what it is doing here — engage in related party transactions on terms that are “remarkably favorable” to BAM. Boyd’s report observed that “[o]ne area where little doubt remains about Brookfield’s intent is its frequent use of related-party transactions; they happen so often—across so many subsidiaries—that they are clearly part of an overall corporate strategy.”

C.                                    BAM’s History of Exploiting Its Control Over Rouse

46.                               BAM’s business model of conducting related party transactions with the companies in which it owns a minority interest is evident even in its past dealings with Rouse.

47.                               Boyd’s report described one such series of related-party transactions occurring in 2012:

In February 2012, Rouse conducted an unusual $200 million stock purchase rights offering, whereby existing shareholders were given the opportunity to “subscribe,” or buy, shares at $15 for one month when the shares were trading around $13.75. (Rights offerings are usually offered at a slight discount to the prevailing share price to motivate shareholders to participate without diluting their stake.)

Lasting a month, Rouse’s rights offering never reached the $15 level but instead of the embarrassment of a failed deal—less than 15 percent of Rouse’s non-Brookfield shareholders participated in the offering—Rouse got its money. That’s because Brookfield ‘backstopped’ (or guaranteed) the completion of the deal—for a $6 million fee. After the deal was done in March 2012, Brookfield owned an additional 11.35 million shares, taking its stake in Rouse from 37 percent to 54 percent, giving it effective control over the company. Of note, Brookfield was able to do this without paying a control premium to Rouse’s investors.

Shortly after the rights offering was closed, Brookfield and Rouse engaged in a series of transactions that seem to show how Brookfield obtained a large block of Rouse shares by spending only $13.7 million.

It began January of last year, when $150 million of the cash Rouse raised was transferred to a wholly owned Brookfield subsidiary, Brookfield U.S. Holdings, that pays Rouse an annual floating interest rate of Libor plus 1.05 percent. According to Rouse’s filing, this was structured as a demand deposit due to mature on Feb. 14 of this year. No reason was given in either company’s filings for making the demand deposit at BBB-rated Brookfield as opposed to a traditional bank, like A-rated J.P. Morgan.

At the same time, Rouse opened a $100 million credit line with Brookfield U.S. Holdings that costs Libor plus 8.5 percent, plus a onetime initiation fee of $500,000, and had made $250,000 in interest payments through the third quarter. To date, the credit line does not appear to have been touched.

Visually, the cash transfers look like the list on the chart, below:

48.                               This illustrates the extent to which BAM will go to exercise its control over Rouse.

D.                                    The Brookfield Parties Propose To Acquire Rouse At A Bargain Price, And A Tainted Special Committee Finalizes The Deal

49.                               On January 16, 2016, BAM delivered a written, unsolicited, and non-binding proposal to acquire all of the outstanding shares of Rouse’s common stock, other than those held by BPY and its affiliates, for $17 per share in cash.

50.                               The Board was faced with a bit of a dilemma at this point. It certainly knew that BAM had significant influence over Rouse — influence that was substantial enough to cause any stockholder challenge to BAM’s acquisition of Rouse to be subject to judicial review with enhanced scrutiny.

51.                               The Board formed the Special Committee consisting of Defendants Haley, Hegarty, Kruth, Mullen, and Silberfein. The Special Committee was charged with “all the Board’s power and authority with respect to the BAM proposal and any alternatives thereto, including, among other things, the power and authority to evaluate, accept, reject and/or negotiate the proposal, explore and solicit other proposals and/or explore, evaluate and effect alternatives to the BAM proposal, and to cause the Company to take any and all corporate and other actions, and/or enter into any agreements with BAM or third parties, and/or adopt any measures, in response to or in connection with the BAM proposal, all as may be determined by the Special Committee in its sole discretion.” (March 29, 2016 Preliminary Proxy at 21 (“Proxy”)). Despite this power, the process that the Special Committee ran was wholly deficient and resulted in an agreement to sell Rouse to the Brookfield Parties at an unfair price

i.                                         The Special Committee and Its Advisors are Conflicted

52.                               The composition of the Special Committee falls far short of that necessary to escape entire fairness review. At least two members of the Special Committee have disabling conflicts that prevent them from acting independently of the Brookfield Parties and their involvement on the Committee tainted the entire so-called “independent” process.

53.                               Defendant Silberfein is Rouse’s President and CEO, and has held those positions since prior to the Spin-Off from GGP. Thus, for the last four years, Silberfein has served as CEO of the Company largely at the pleasure of the Brookfield Parties, including during the year and a half when they owned a majority of the Company’s outstanding shares. Silberfein derives his livelihood from his employment at Rouse, having received total compensation valued at over $13 million from 2012 to 2014. His lack of independence from Brookfield is further confirmed by the fact that Brookfield’s Clark chairs the Compensation Committee of the Rouse Board, which directly controls Silberfein’s compensation. For this reason alone, he cannot be expected to act independently of the Brookfield Parties’ influence.

54.                               Silberfein’s allegiance to the Brookfield Parties and their proposal was cemented when the Special Committee established a “Retention Plan” for the Company’s senior executives, including Silberfein, in response to the proposal. Amazingly, the idea of a Retention Plan was first jointly raised by the Brookfield Parties and the Special Committee. Then, the Special Committee asked Silberfein to design the plan himself. (Proxy at 23-24). Not surprisingly, Silberfein is entitled under his self-designed plan to receive a retention bonus equal to 200% of his 2015 base salary and target bonus, or a total of $3 million. 50% of this bonus is payable upon the earlier of the termination of the Special Committee’s process or the closing date of the Proposed Transaction. The other 50% is payable upon the earlier of six months following the termination of the Special Committee’s process or six months following the closing of the Proposed Transaction. The timing of these payments provided Silberfein with the motivation to get the deal with the Brookfield Parties done as quickly as possible and to ignore the mandate to explore alternative transactions.

55.                               Silberfein’s $3 million “retention” payment is essentially a bonus to Silberfein for delivering the Brookfield transaction. It was disguised as a trade-off for any cash severance payment he would receive under section 6.1(b) of his employment agreement, but that is illusory as the Brookfield Parties intend to retain management and he is unlikely to qualify for that severance payment. So, for the simple task of favoring the Brookfield Parties’ proposal, Silberfein will both keep his job and pocket a $3 million windfall.

56.                               The Merger Agreement stipulates that all unvested equity awards will accelerate and vest as of the consummation of the Proposed Transaction and holders of such awards will be able to receive appropriate merger consideration in exchange. In the Company’s last annual proxy statement, filed on March 25, 2015, the Company estimated such accelerated vesting to be worth $3.3 million to Silberfein.

57.                               This amount does not factor in the 68,077 shares of restricted stock Silberfein was granted on February 18, 2016, a week prior to the signing of the Merger Agreement. Instead of having to wait three years for the full amount of the grant to vest, Silberfein will receive a cash payout upon consummation of the Proposed Transaction. This grant constitutes an additional $1.2 million windfall that Silberfein would not receive absent the consummation of the Proposed Transaction.

58.                               Moreover, the Brookfield Parties made clear during the negotiations that they wanted to discuss future roles with the Company’s management, including Silberfein. Brookfield repeatedly asked to speak with Rouse management — including Silberfein — about employment post-closing. The Brookfield Parties even asked if Silberfein would be willing to resign from the Special Committee in order to discuss such future employment. Although Silberfein resisted resigning from the Special Committee, this was hardly taking the moral high ground since Brookfield’s repeated requests were a strong indication that Brookfield wanted to retain Silberfein and management. Formal discussions were unnecessary

59.                               While the inclusion of Silberfein on the Special Committee is sufficient to taint the entire process, the participation of Defendant Hegarty as a member of the Special Committee further shows a lack of independence from the

Brookfield Parties. Hegarty has such strong past ties to affiliates of the Brookfield Parties that he was found to lack independence from them in yet another of their related party transactions.

60.                               Specifically, when Hegarty was appointed to the Board, Brookfield owned 54% of the Company’s stock while Hegarty was serving as a director of Brookfield Office, another company controlled by Brookfield, alongside Clark and Kingston. Hegarty served on the board of Brookfield Office until June 9, 2014, when BPY acquired all of the outstanding shares of Brookfield Office that it did not already own, a very similar situation to the one currently faced by Rouse.

61.                               Moreover, Hegarty was concededly not independent from Brookfield in that transaction. Brookfield Office was incorporated in Canada, and thus any transaction involving BPY, as the controlling stockholder, needed to comply with Canadian regulations, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

62.                               Amongst other things, MI 61-101 required Brookfield Office to establish a committee of disinterested and independent directors, based on the standards for independence defined in the regulation, to evaluate BPY’s going private proposal. The Brookfield Office board of directors proceeded to create such a committee consisting of all directors who met MI 61-101’s independence requirements. Hegarty was notably left off the committee because he could not be considered independent of BPY.

63.                                    In addition to these tainted members, the Special Committee retained Sidley & Austin (“Sidley”), Rouse’s company counsel, as its legal advisor and BofA Merrill Lynch (“BofA”) as its financial advisor, after determining that neither advisor had “significant” conflicts of interest involving the Brookfield Parties or their affiliates. The Proxy does not describe what threshold the Committee used to determine if a conflict was “significant” or not, but the existence of any conflict should have been disqualifying for these advisors given Brookfield’s relationship with the Company and the Board. The language employed in the Proxy suggests that there were conflicts for these advisors, albeit ones that the Special Committee did not deem “significant.” Interestingly, the Special Committee was satisfied with BofA’s independence from Brookfield even though BofA had received $60 million from Brookfield in the past two years for advisory services.

64.                                    The Special Committee “accepted” additional information on BofA’s conflict position on February 22, though the Proxy does not say what that information was. All that the Proxy said was that the Special Committee “remained of the view that BofA Merrill Lynch did not have any material relationships with BAM or its affiliates that would reasonably be expected to impair BofA Merrill Lynch’s ability to perform its financial advisory services to the Special Committee.”

ii.                                     The Special Committee Rushes Through A Process

65.                                    Once the Special Committee set about its substantive work, it was clear that it was not going to follow a process that would encourage competitive bidding and value maximization. Rather, the Committee seemed to view the Brookfield transaction as largely a fait accompli, as the size of Brookfield’s Rouse holdings could have a dampening effect on third parties entering into a competition with Brookfield.

66.                                    The Special Committee had its first substantive meeting on January 21. Rather than having BofA start contacting the logical parties for a sales process, the Special Committee simply noted that in the three days since the Brookfield Parties’ offer was announced on January 19, there was a “lack of calls that BofA Merrill Lynch had received from parties interested in exploring an acquisition of, or other strategic transaction with, the Company.” (Proxy at 23).

67.                                    It was not until February 4 that BofA had even identified potential financial and strategic buyers for the Company. BofA did inform the Special Committee that it had received a “few inbound calls...from parties expressing interest in exploring a strategic transaction with the Company.” (Proxy at 24).

Still, the Special Committee did not authorize BofA to engage with the callers or to reach out to the identified potential buyers at that time.

68.                                    On February 7, the Special Committee’s rejected the $17 per share proposal and communicated this to Brookfield while keeping the door open for a raised offer. At the same time, Sidley communicated to Brookfield’s counsel, Weil Gotshal & Manges (“Weil”), that the Committee would likely insist on a majority-of-the-minority vote in connection with any transaction that might go forward with the Brookfield Parties. Weil stated that Brookfield would likely object to that vote, and, in fact, Brookfield vigorously objected to the inclusion of such a requirement until February 10.

69.                                    Following the rejection of the initial offer, it took the Special Committee just three days (February 7 through 9) of negotiating with Brookfield to reach the final price of the transaction. Though the Committee told Brookfield that it wanted a price “closer to $19 per share,” it ultimately accepted Brookfield’s supposed “best and final” offer of $18.25 per share as the price term for a deal. Amazingly, one of the factors that the Special Committee relied upon in not pushing harder for a price above $18.25 was the decline in the REIT and mall sector in the preceding days while ignoring that Rouse would report very good Q4 2015 results only four days later. In other words, the Special Committee knew

Rouse was about to post strong results and still decided to rush into a transaction at the bottom of the market.

70.                                    The Special Committee also determined on February 9 that, even though it had not yet authorized BofA to conduct any type of market check or to even engage with the interested parties who had sua sponte contacted BofA, it would not ask Brookfield for a “go-shop” period after signing a merger agreement. Consistent with its attitude toward the entire process, the Special Committee concluded that a go-shop provision would not be of much value to the company because, among other things, Brookfield’s existing large ownership stake would deter potential bidders. (Proxy at 26).

71.                                    Despite having decided that a go-shop would provide little value, the Committee then belatedly authorized BofA to contact and engage with interested potential buyers. The Special Committee authorized this check a mere two weeks before the parties signed the Merger Agreement. This was not a true market check, but rather a clear attempt to imprint a veneer of independence on the Proposed Transaction as the Special Committee already determined such a market check would not result in a competing offer.

72.                                    The fact that Brookfield’s presence prevented a competing offer is further borne out by the fact that “a number of the parties contacted indicated that they were concerned about investing resources to explore a strategic transaction with the Company given the large equity position that [Brookfield] already held in the Company.”(1) BofA proposed a solution to this issue. The Special Committee could agree to reimburse some or all of the expenses of interested third parties in order to assuage their fears of wasting resources. (Proxy at 29). However, the Special Committee never took such steps to help ensure a fair and open sales process.

73.                               Potentially interested third parties were right to be concerned because Brookfield refused to agree to vote their shares in favor of any superior proposal. (Proxy at 28). Brookfield’s refusal to agree to any sort of structural protections that would encourage third parties to participate in the sales process certainly discouraged serious bidders from emerging. Thus, for any competing offer to succeed and pass a stockholder vote without the support of Brookfield, 75.2% of the non-Brookfield owned outstanding shares would need to be voted in favor. That is a very daunting hurdle given the prevalence of stockholder abstentions.

74.                               It is also unclear whether the Company contacted and properly dealt with all appropriate prospective acquirers. The Proxy says that BofA contacted forty-three potentially interested parties and nine of them submitted edits to a proposed confidentiality agreement, twenty-nine declined the opportunity to

(1) Furthermore, the Proxy suggests that on February 22, the Special Committee acceded to Brookfield’s demand that Rouse demand that confidential information provided to third parties be returned, thus neutering the effectiveness of the market check.

participate, and four did not respond. (Proxy at 30). However, the detailed breakdown only discloses what forty-two parties did or did not do in response to BofA’s solicitation. There is an unaccounted for party whose level of interest is not disclosed. The Proxy also states that four bidders accessed the data room, but fails to disclose precisely when—though it appears that such access was only granted about a week prior to the signing of the Merger Agreement. Furthermore, it is unclear whether all of the parties that had expressed unsolicited interest in exploring an acquisition were contacted by BofA in this process.

75.                                    Following this conflicted process and illusory market check, the Special Committee formally authorized the Proposed Transaction on February 24 after receiving a fairness presentation from BofA on Brookfield’s best and final offer of $18.25 per share, which values the Company’s equity at approximately $1 billion.

iii.                                 The Proposed Transaction is Structured to Unfairly Favor the Brookfield Parties

76.                                    The Proposed Transaction, if consummated, will employ a very unusual and bizarre structure. In the first phase, all shares held by BPY and its affiliates will be exchanged for newly created shares of Series I Preferred Stock of the Company (the “Exchange”).

77.                                    The second phase gives, BAM, through Parent, the sole and exclusive option to force the Company to undertake a wide array of extraordinary actions involving the sale or transfer of some or all Company assets or assets of the Company’s subsidiaries for “reasonably equivalent value” (the “Requested Actions”).(2)

78.                               The second phase also requires the Board to declare a closing dividend (“Closing Dividend”) in an amount determined by BAM, not the Board. The “Closing Dividend” will directly reduce the amount of consideration BAM is required to pay the Company’s public stockholders. Any dividend paid between signing and closing, including the Closing Dividend and any dividends paid in

(2) Under the terms of the Merger Agreement, following the Exchange, BAM can force the Company to:

(a) sell or cause to be sold any amount (including all or substantially all) of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Subsidiaries to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent, (b) sell or cause to be sold any (including all or substantially all) of the assets of the Company or one or more Subsidiaries to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent and (c) contribute any of the assets of the Company or one or more Subsidiaries designated by Parent to the capital of any Subsidiary, (d) declare and/or pay any dividends or other distributions to holders of Company Shares (including the Closing Dividend) or (e) take any other action requested by Parent, including entering into definitive documents with respect to the foregoing.

order to maintain the Company’s legal status as a REIT, will be credited against the $18.25 stockholders are to receive.

79.                                         While Rouse’s public stockholders will still receive a total of $18.25 in cash in exchange for their shares, only a portion of that amount is actually being funded by BAM. In other words, a portion (or perhaps even all) of the supposed “premium” being paid to Rouse stockholders is merely a return of their own capital.

80.                               Moreover, this structure will likely result in an adverse tax treatment for the Company’s stockholders. In the Proxy, the Company admits that for U.S. stockholders, at least portions of the Closing Dividend may be taxed at higher rates than the rest of the merger consideration. (Proxy at 67-69). Thus, while the Brookfield Parties benefit by reducing the amount of money they have to pay to acquire the Company, Rouse’s public stockholders will likely receive less than the purported $18.25 consideration.

81.                               After the Completion of the Requested Actions, the Company will be merged into Acquisition Sub and Rouse’s public stockholders will receive the cash consideration for their shares.

82.                               The Proposed Transaction is expected to close in the third quarter of 2016.

E.                                    The Proposed Transaction Grossly Undervalues Rouse

83.                                    In light of the Company’s trading history, recent financial results, and future prospects, the $18.25 per share price is grossly inadequate. BAM made its initial offer at a time when Rouse’s stock was trading at depths it had not seen since mid-2012. Indeed, the Company’s stock traded as high as $18.16 in November 2015, before it began to decline with the rest of the market.

84.                                    With three of its designees sitting on the Rouse Board, BAM was certainly in a position to know that Rouse’s current stock price was not reflective of its intrinsic value. When the Brookfield Parties made their $17 per share offer in January 2016, Rouse had already completed its quarter and year ended December 31, 2015. While the public did not yet know, the Board knew that those results were quite good.

85.                                    During the three months ended December 31, 2015 and as compared to the same period from the prior year, Core Funds From Operations (“FFO”) increased to $33.5 million from $27.0 million and to $0.58 per diluted share from $0.46 per diluted share; Core Net Operating Income (“NOI”) increased to $56.4 million from $53.3 million; Same Property Core NOI increased to $42.4 million from $40.7 million; and net loss attributable to common stockholders fell to $1.7 million from $12.6 million and $0.03 per diluted share from $0.22 per diluted share.

86.          For the year ended December 31, 2015, and as compared to the prior year, Core FFO increased to $104 million from $94.5 million and to $1.79 per diluted share from $1.64 per diluted share; Core NOI increased to $197.3 million from $189.5 million; Same Property Core NOI increased to $151.8 million from $148 million; and net income attributable to common stockholders was $40.7 million or $0.70 per diluted share compared to net losses of $51.8 million and $0.90 per diluted share in the prior year. In other words, the Company was performing well and continuing to improve its operations.

87.          Notably, these results were released on February 29, 2016, four days after the announcement of the Proposed Transaction.

88.          The industry certainly recognized Rouse’s increasingly positive performance, even if the tainted Special Committee apparently ignored it. Following BAM’s $17 offer, National Real Estate Investor Online published an article remarking that Rouse is “outperforming its peers:”

Yet Rouse has led the group in terms of performance, according to data from SNL. It posted the highest NOI growth in the third quarter of 2015 of all class-B REITs (2.2 percent), and it has the highest projected FFO growth at 12.6 percent. Its occupancy is holding fairly steady too, at 91.6 percent.

89.          Even the BofA fairness presentation shows that the price achieved is on the lower end of BofA’s range of fair prices. BofA did not make a precedent transactions presentation because it claimed a lack of recent transactions in

Rouse’s mall sector. However, there was such a transaction in 2014, when Washington Prime Group bought Glimcher Realty Trust. The Proxy dismisses this transaction as having been completed in a “different market environment,” but the likely reason it was not utilized is that its capitalization rate applied to Rouse’s 2016 estimated operating income would yield an implied equity value of $26.50 per share.

90.          Analysts also recognized that Rouse was worth much more than its trading price leading up to BAM’s offer. For example, Canaccord Genuity (“Canaccord”) raised its price target from $21 per share to $22 per share upon news of BAM’s $17 offer, while stating that BPY’s ownership interest presented potential conflicts of interest in any change-of-control event. Canaccord noted that the $17 offer fell below Wall Street’s estimate of Rouse’s net asset value, which ranged from $19 to $23 per share, and that while the Company’s trading price at the time was disappointing, “we view the Rouse story as entirely intact, with strong momentum in particular from a California portfolio that is now 30% of NOI. Should any M&A transaction take place, we would expect the price to be materially higher than Brookfield’s initial foray today[.]” Canaccord also went on to state that BMA’s $17 offer was wholly inadequate and needed to be materially increased:

We expect the special committee of the independent directors to reject Brookfield’s initial bid as inadequate, with the offer price apparently justified by a 19% premium to the 30-day VWAP, though shares of Rouse traded north of $18 just over two months ago and Street NAV per share estimates are uniformly above $19. Even using a 60-day VWAP and 20% premium would put the bid at $19.07. Should negotiations continue, we would expect the next bid, if Brookfield is seriously inclined to acquire Rouse, to be in the $19+ range and as such remain buyers at current levels.

91.          Furthermore, the Brookfield Parties’ assertion that they are acquiring the Company for $18.25 per share is deceptive because any dividends declared prior to closing will reduce the amount that the Brookfield Parties will have to pay.

92.          Rouse has historically paid a regular quarterly dividend. During the last four quarters, including in January 2016, Rouse paid an $0.18 per share dividend. While the Merger Agreement calls for a suspension of regular dividends, except those that are required to maintain Rouse’s REIT status, it requires the Board to declare the Closing Dividend in an amount determined solely by the Brookfield Parties and provides that the amount of all dividends will be credited against the $18.25 per share that Rouse is supposed to pay.

93.          Even if the amount of all declared dividends ended up being just the total of the historical quarterly dividends,(3) the true value of the merger consideration is only $17.89 per share, not $18.25. Even this amount grossly undervalues Rouse and the interests of the Company’s public stockholder, but the

(3) According to the Proxy, the Company was likely to declare an $0.18 per share dividend during the first quarter of 2016 with a potential increase to $0.19 per share in the second quarter. (Proxy at 25).

amount could be substantially lower, depending on what amount the Brookfield Parties ultimately choose for the Closing Dividend.

94.          Finally, Rouse shares have consistently traded higher than $18.25 since the announcement of the merger, further demonstrating that the market views the merger consideration to be inadequate and expects a superior offer. However, as set out below, preclusive deal protections agreed to by the Special Committee will likely prevent any such offer.

F.           The Special Committee Agreed to Unreasonable Deal Protections

95.          The Special Committee agreed to onerous deal protection devices (collectively, the “Deal Protections”) that will dissuade any rational third party from offering Rouse stockholders a better deal. Therefore, not only did the Special Committee agree to the Proposed Transaction, which undervalues the Company and unfairly favors the interests of the Brookfield Parties, but it has ensured no superior offer will emerge post-signing. This is a clear violation of its fiduciary duties to maximize stockholder value.

i.            The No-Solicitation Provision

96.          In Section 5.02(a) of the Merger Agreement, the Special Committee agreed to restrictive No-Solicitation provisions that prevent the Company from, among other things, soliciting potential inquiries from third parties that may lead to a competing offer, providing any non-public information to interested third parties, or endorsing or recommending any unsolicited proposal, except under very limited circumstances. Moreover, Section 5.02(a) requires that the Company terminate any and all ongoing discussions with other potential acquirers. This prevents the Special Committee from actively seeking out better offers that may maximize stockholder value.

ii.            The Matching Rights

97.          Aside from prohibiting Rouse from soliciting further bids, the Merger Agreement makes the likelihood of another bidder providing better terms even more remote by limiting the Board’s ability to entertain new bids to those it deems a “Superior Proposal” or likely to lead to a Superior Proposal, requiring the Company to provide prompt notice to the Brookfield Parties, and conferring matching rights onto the Brookfield Parties. In other words, Sections 5.02(b) and (g) grant the Brookfield Parties recurring and unlimited information and matching rights, which provide them with: (i) unfettered access to confidential and non-public information about competing proposals from third parties which they can then use to formulate a matching bid; and (ii) four business days in which Rouse must negotiate in good faith with the Brookfield Parties (at the Brookfield Parties’ discretion) and allow the Brookfield Parties to propose amendments to the terms of the Merger Agreement to make a counter-offer should the Special Committee wish to accept a Superior Proposal from a third party. Under the

Matching Rights, the Brookfield Parties only need to match a Superior Proposal from a third party — they do not need to top such an offer.

98.          The Matching Rights dissuade potentially interested parties from making an offer for the Company by providing the Brookfield Parties with the ability to maneuver around any competing superior offers and the opportunity to make repeated matching bids to counter any competing superior offers. As a result, the Merger Agreement unfairly favors the Brookfield Parties over any potential third party that may provide a superior offer for Rouse.

iii.         The Termination Fee

99.          The Special Committee further reduced the possibility of maximizing stockholder value through a superior offer by agreeing to a significant Termination Fee. The Termination Fee is payable if the Special Committee terminates the Merger Agreement and the Company agrees to an alternative acquisition transaction with another interested third party. Thus, the Termination Fee will drive up the cost of any potential Superior Proposal, potentially transferring money to the Brookfield Parties that could otherwise could have been paid to Rouse stockholders as additional consideration.

100.        If the Special Committee terminates the Merger Agreement in order to accept a Superior Proposal offered by a third party, the Company must pay Parent a termination fee of $40 million, representing 3.8% of Rouse’s estimated $1.06 billion equity value pursuant to the terms of the Proposed Transaction.

101.      The inclusion of the Termination Fee serves to further deter competing parties from making bids and prevents the Special Committee from properly exercising its fiduciary duties to maximize value for Rouse’s stockholders in this transaction.

102.      The Termination Fee is an unreasonable barrier to competing offers and substantially increases the likelihood that the Proposed Transaction will be consummated, leaving Rouse stockholders with limited opportunity to consider any Superior Proposal. The Termination Fee cannot be justified as a reasonable or proportionate measure to protect the Brookfield Parties’ interests in the transaction process.

103.      The Special Committee knew that Brookfield’s significant stake and the deal protections would have a chilling effect on any competing bids. In the Proxy, the Company discloses that the significant ownership of Brookfield “likely discouraged and will continue to discourage third parties from making offers that were competitive with [Brookfield’s].” (Proxy at 38). The deterrent effect of Brookfield’s ownership is illustrated by the fact that a number of the parties that were contacted by BofA declined to get involved due to concerns about Brookfield’s holdings (Proxy at 29). Moreover, Brookfield refused to agree to support a superior proposal from a third party if it declined to exercise its matching rights. (Id.). Therefore, when the pre-signing deterrence effect of Brookfield’s ownership is combined with the Deal Protections, the likelihood of a superior proposal is almost zero.

104.        Moreover, Rouse admits in its Form 10-K filing of March 8, 2016, that these preclusive deal protection provisions may prevent Rouse from obtaining the highest price for its unaffiliated public shareholders. ITEM 1A of Rouse’s 10-K filing provides, in pertinent part:

There are risks and uncertainties as a result of Brookfield’s proposed acquisition of us.

****

Pending the closing of the proposed acquisition, the merger agreement restricts us from engaging in certain specified actions without Brookfield’s consent, and contains a “no-shop” provision in which we may not solicit any transaction that would result in the acquisition of more than 20% of us or our assets. (However, prior to receipt of the required stockholder approvals, we may consider any unsolicited, bona fide proposal that is or is reasonably likely to lead to a “Superior Proposal”, which is generally limited to those proposals for an acquisition of a majority of us or our assets that the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, is more favorable from a financial point of view to our stockholders than the Brookfield acquisition.) These provisions could prevent us from pursuing attractive business opportunities or more favorable alternative strategic transactions that may arise prior to the closing of the proposed acquisition.

(emphasis added).

*            *          *

105.      In sum, the Deal Protections substantially and improperly limit the Special Committee’s ability to investigate and pursue superior proposals and alternatives, including a sale of all or part of Rouse.

106.      The Deal Protections make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. In combination, the Deal Protections discussed above effectively preclude any other potential bidders from consummating an offer for the Company, and make even more egregious the Board’s utter failure to obtain the best price possible for stockholders before agreeing to the Proposed Transaction.

107.      In pursuing the unlawful plan to sell the Company to the Brookfield Parties for less than fair value, the Special Committee has breached its fiduciary duties. By knowingly participating in the Special Committee’s breach and inducing members of the Special Committee to breach their fiduciary duties, the Brookfield Parties aided and abetted those breaches of duty and breached their own fiduciary duty owed to Rouse’s public shareholders by virtue of their position as controlling stockholders.

108.      As a direct result of the Special Committee’s abandonment of its duties, the Proposed Transaction will benefit the Defendants, to the detriment of Rouse’s public stockholders, including Plaintiffs and the Class.

CLASS ALLEGATIONS

109.      Plaintiffs bring this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the other public stockholders of Rouse who have been harmed by the conduct described herein. Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant, and their successors in interest.

110.      This action is properly maintainable as a class action.

111.      The Class is so numerous that joinder of all members is impracticable. As of February 22, 2016, there were 58,269,294 shares of Rouse common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the county.

112.      Questions of law and fact are common to the Class, including, among others:

a.                                      Whether the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the Class in connection with the Proposed Transaction;

b.                                      Whether the Brookfield Parties aided and abetted such breaches of fiduciary duties;

c.                                       Whether the Brookfield Parties owed and breached fiduciary duties to Plaintiffs and the Class in connection with the Proposed Transaction;

d.                                      Whether Plaintiffs and the Class will be irreparably harmed if the Proposed Transaction is not enjoined; and

e.                                       Whether Plaintiffs and the Class are entitled to damages or injunctive relief as a result of the Defendants’ wrongful conduct.

113.      Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class, and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

114.      The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede their ability to protect their interests.

COUNT I

Breach of Fiduciary Duty Against the Brookfield Parties

115.        Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.

116.        A majority of the Rouse Board is not independent or disinterested from the Brookfield Parties in regard to the Proposed Transaction. Rather, a majority of the Board was under the influence of, or shared a special interest with, the Brookfield Parties in regard to the Proposed Transaction. Thus, the Brookfield Parties are controlling stockholders of Rouse.

117.        As controlling stockholders, the Brookfield Parties owe fiduciary duties to minority stockholders that preclude them from causing the Company to take actions that place the interests of the Brookfield Parties over those of the minority stockholders.

118.        The Brookfield Parties have breached their fiduciary duties by abusing their control to cause the Company to agree to the Proposed Transaction whereby they are taking the Company private pursuant to an unfair process and at an unfair price.

119.        As a result of the Brookfield Parties’ actions, Plaintiffs and the other members of the Class have been, and will be, harmed

120.        Unless enjoined by this Court, the Brookfield Parties will continue to breach their fiduciary duties, resulting in the consummation of the Proposed Transaction and irreparable harm to Plaintiffs and the Class. Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty Against the Individual Defendants

121.        Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.

122.        The Individual Defendants, as directors of Rouse, owed Rouse and its stockholders the highest fiduciary duties of due care, good faith, loyalty, and candor.

123.        In determining to sell the Company, the Individual Defendants were required to obtain the highest price reasonably available for Rouse’s stockholders. Moreover, as members of the Special Committee created to be independent from the Brookfield Parties and to negotiate on behalf of the Company’s other stockholders, the Individual Defendants had a duty not to favor the interests of the Brookfield Parties or their own personal interests.

124.        The Individual Defendants breached their fiduciary duties by agreeing to sell Rouse to the Brookfield Parties for an inadequate price, pursuant to an unreasonable process, while they were inadequately informed, and by agreeing to onerous deal protections to dissuade the emergence of any alternative transaction that could maximize stockholder value.

125.        As a result of the Individual Defendants’ actions, Plaintiffs and the other members of the Class have been, and will be, harmed

126.        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties, resulting in the consummation of the Proposed Transaction and irreparable harm to Plaintiffs and the Class. Plaintiffs and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty
Against the Brookfield Parties

127.        Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.

128.        The Brookfield Parties are sued herein alternatively as aiders and abettors of the breaches of the fiduciary duties of the Individual Defendants solely to the extent that any or all of the Brookfield Parties are deemed to not be controlling stockholders of Rouse

129.        Each of the Brookfield Parties knowingly assisted the Individual Defendants in the construction of the Proposed Transaction, which undervalues the Company in violation of the Individual Defendants’ fiduciary duties, and which includes onerous deal protections that hinder the emergence of an alternative transaction that would better maximize stockholder value.

130.      The Brookfield Parties induced and provided substantial assistance to the Individual Defendants in their breaches of fiduciary duty. Such breaches of fiduciary duty would not have occurred but for the conduct of the Brookfield Parties.

131.      The Brookfield Parties had knowledge of the aiding and abetting of the Individual Defendants’ breaches of fiduciary duty, and thus knowingly participated in such breaches.

132.      As a result of such conduct by the Brookfield Parties, Plaintiffs and the other members of the Class have been, and will be, harmed.

133.      Plaintiffs and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs prays for judgment and relief in Plaintiffs’ favor and in favor of the Class, against Defendants, as follows:

a.                                      Declaring that this action is properly maintainable as a class action and certifying Plaintiffs as Class Representatives;

b.                                      Declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and the Brookfield Parties;

c.             Declaring that the Brookfield Parties aided and abetted such breaches of fiduciary duty;

d.             Enjoining Defendants and their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction;

e.             Awarding rescissionary damages to the Class in the event the Proposed Transaction is consummated, including pre- and post-judgment interest;

f.             Awarding Plaintiffs the costs and disbursements of this action, including attorneys’ and experts’ fees; and

g.             Granting Plaintiffs and the Class such other and further relief as the Court may deem proper.

Dated: April 11, 2016

OF COUNSEL	/s/ Cynthia A. Calder
GRANT & EISENHOFER P.A.
BERNSTEIN LITOWITZ	Stuart M. Grant (#2526)
BERGER & GROSSMANN LLP	Cynthia A. Calder (#2978)
Mark Lebovitch	Michael T. Manuel (#6055)
Jeroen van Kwawegen	123 Justison Street
John Vielandi	Wilmington, DE 19801
1251 Avenue of the Americas	Tel: (302) 622-7000
New York, New York 10020	Fax: (302) 622-7100
Tel: (212) 554-1400
Fax: (212) 554-1444	Counsel for Plaintiffs

BLOCK & LEVITON LLP
Jason M. Leviton
Joel A. Fleming
Bradley Vettraino
155 Federal Street, Suite 400
Boston, MA 02110
Tel: (617) 398-5600
Fax: (617) 507-6020

Counsel for Plaintiffs